Ross Law Group, pllc

1430 Broadway, Suite 1804

New York, NY 10018

United States

+1 212 884 9333

www.RossLawGroup.co

February 28, 2023

Ms. Charli Gibbs-Tabler

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Robot Cache US Inc.
Post-Qualification Amendment No. 2 to the Offering Statement on Form 1-A
Filed January 20, 2023
File No. 024-11954

Dear Ms. Gibbs-Tabler:

The undersigned, on behalf of Robot Cache US Inc. (the “Company”), respectfully submits this correspondence to the staff (the “Staff,” and such correspondence, this “Response”) of the Securities and Exchange Commission (the “Commission”) in response to its letter dated February 14, 2023 (the “Comment Letter”), relating to the Company’s second post-qualification amendment to the offering statement on Form 1-A (the “Post-Qualification Amendment”) filed on January 20, 2023. On behalf of the Company, we are concurrently filing an amendment to the Post-Qualification Amendment (“Amendment No. 3”). Capitalized terms used herein but not defined herein have the definitions assigned to them in Amendment No. 3.

To facilitate your review, the undersigned, on the Company’s behalf, has reproduced below the Staff’s comments in bold italics, followed by the Company’s responses.

Description of Business, page 24

1.	We note your response to prior comment 7, and reissue in part. Please expand your risk factors to describe the specific potential consequences to you and to investors if it is subsequently determined that you have participated in the unregistered issuance or distribution of securities, including the specific risks inherent in your business model that may necessitate corrective measures as a result of judicial or regulatory actions. Prominently disclose this risk in the Summary.

Please see the risk factor under the heading “If judicial or regulatory authorities subsequently determine that the Company has participated in an unregistered issuance or distribution of securities, the Company’s financial performance may be negatively impacted” on page 8, which has been included to reflect this comment. Please also see the first paragraph under Item 3, “Summary of Offering” (page 5) which now refers to such risk factor and the potential risk of the determination of the Company’s participation in an unregistered issuance of securities, in bold, italicized text.

February 28, 2023

2.	Please refer to prior comment 7 and affirmatively identify all of the crypto assets that you mine, hold, or transact in. Identify all the types of crypto assets that users have the ability to mine.

As of June 30, 2022, the Company held bitcoin valued at $2,929 and CSPR valued at $282,202.31. The Company “mines” CSPR by validating transactions on the CASPER Blockchain Network.

Through the Company’s NiceHash account, Users have the ability to “opt in” to validate transactions on various blockchains (e.g. RavenCoin, Monero Research Lab, and Ethereum) for which the Company receives bitcoin. However, as mentioned throughout Amendment No. 3, such bitcoin is credited to the Company’s NiceHash wallet, not to Users directly. Rather, Users receive 85% of the equivalent value of blockchain transactions they have ‘mined’ in the form of IRON. IRON, which is not a utility or security token, an ERC20 token, or a cryptocurrency, is not mined. IRON is the Company’s form of store credit and awarded to Users for opting in to validate transactions on the various blockchain networks offered via the Company’s NiceHash account. NiceHash offers the mining technology that allows Users to earn IRON, not the Company.

Mining -- Earning IRON, page 24

3.	Please describe the material terms of the Company’s agreement with the mining marketplace NiceHash, including the financial terms of the relationship. Discuss how this impacts the ultimate payment to the user. Please revise to disclose if the Company or users will be responsible for any fees associated with Users “opting-in” to the NiceHash platform.

The Company is able to allow Users to opt in to NiceHash’s mining marketplace through the Company’s account with NiceHash. In opening a NiceHash account, the Company agreed to NiceHash’s terms of service (“Terms of Service”) and privacy policy (“Privacy Policy”). The Privacy Policy contains terms customarily set forth in a privacy policy governing the Company and NiceHash’s agreements with respect to how NiceHash will use, gather, disclose, and manage Company data received via the Company’s NiceHash account.

As part of the Terms of Service, NiceHash agreed to allow the Company to use NiceHash’s platform and mining services and, through NiceHash’s open API which the Company has integrated, have access to its mining platform. The Company agreed to pay NiceHash a 0.5% to 2% service fee (“Service Fee”) and to comply with other terms customarily set forth in a terms-of-service agreement.

The Service Fee varies with User mining volume (higher User mining volume corresponds to a lower Service Fee, and vice versa) and is deducted from the amount of bitcoin the Company receives from its Users who have opted in, and the balance (the “Net Amount”) is credited to the Company’s account. The Company then retains 15% of the Net Amount. Therefore, Users ultimately receive, in IRON, the bitcoin equivalent of 85% of the Net Amount. The amount of IRON that Users receive already reflects the Service Fees which NiceHash deducted from the Company’s NiceHash account (lower Service Fees resulting in more IRON earned, and vice versa). The Service Fees associated with Users “opting in” are therefore borne by both the Company and the Users, as Service Fees are excluded from total payments to the Company and the Users (to the Company in the form of bitcoin and the Users in the form of IRON). From time to time, on a case-by-case basis, the Company offers certain Users incentives or bonuses, called “Boosts.” Boosts reduce the percentage of bitcoin that the Company retains, resulting in Users earning two to three percent more IRON.

February 28, 2023

The above discussion is now included in the third paragraph under the “Mining –Earning IRON” subsection on page 24.

4.	It appears that NiceHash only operates based on a “proof-of-work” framework, and you disclose on page 24 of the filing that your blockchain-based DRM is presently moving from “proof of work” to “proof of stake”. Please explain if or how the partnership with NiceHash will impact this transition.

The Company’s ownership of a NiceHash account will not impact the Company’s DRM transition from a “proof of work” to “proof of stake” model (transition from the Ethereum blockchain to the CASPER Blockchain Network). As is now disclosed in the “Proprietary Digital Rights Management Using the Blockchain” subsection on page 24, and the “Business Overview” subsection on page 26 (in both instances in bold, italicized text), the DRM transition is not related to User mining or IRON payments. Rather, the DRM utilizes blockchain solely to validate Users’ game licenses. Such validation is necessary for, and takes place at the time of, game sales or User initiation of game play on the Robot Cache Platform.

5.	Please discuss in detail your role as compared to the role of NiceHash with respect to all aspects of the program allowing users to use their PCs to validate blockchain transactions.

The Company has an account with NiceHash, which the Company uses as a third-party technology solution that enables Users to opt in to earn IRON through their mining activities. NiceHash gives Users access to a mining pool that validates blockchain transactions. As a result of Users validating such transactions, the Company’s NiceHash account is credited with bitcoin, and the Company credits 85% of the Net Amount, in equivalent IRON value, to Users. NiceHash provides the User-mining technology, and the Robot Cache Platform does no more than direct Users to the NiceHash marketplace and award Users for their mining on NiceHash in the form of IRON.

The above disclosure is included in the first and second paragraphs under the “Mining –Earning IRON” subsection on page 24.

Description of Business

Proprietary Digital Rights Management Using the Blockchain, page 24

6.	Please provide a more detailed explanation of your blockchain-based digital rights management system. Clarify what is being memorialized or put into the blockchain, or what rewards users are able to receive and/or earn.

The Company’s blockchain-based digital management system is used only for validating User game licenses. Smart contracts within the blockchain enable the Company to determine ownership of video game licensing rights with the Company’s input, into the blockchain, of User-identifying information and User ownership of licenses. Such smart contracts are verified each time a User initiates game play or lists games for sales on the Robot Cache Platform, the verification being necessary to determine whether the User has the licensing rights required for the User to proceed with game initiation or game sales activities.

The above disclosure is now included in the “Proprietary Digital Rights Management Using the Blockchain” subsection on page 24.

February 28, 2023

Should subsequent events following the date of this Response materially change the Company’s statements herein, the Company will promptly notify the Staff and further amend the Form 1-A accordingly.

If the Staff has any questions or comments concerning the foregoing, or if it requires any further information, please contact me at the number or email above.

Very truly yours,

ROSS LAW GROUP, PLLC

/s/ Gary J. Ross
Gary J. Ross

cc: Lee Jacobson (via email)